Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road
Palo Alto, California 94304-1050

O: 650.493.9300
F: 650.493.6811

July 20, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo Jeffrey Kauten Kathleen Collins Joyce Sweeney

Re:	JFrog Ltd.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 27, 2020

Correspondence Letter Submitted June 9, 2020

CIK No. 0001800667

Ladies and Gentlemen:

On behalf of our client, JFrog Ltd. (“JFrog” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated June 22, 2020, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). We will submit a revised draft of the Registration Statement (“Amendment No. 2”) via EDGAR at a future date. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.

We note your response to prior comment 6 that you maintain interests in sovereign debt. Please provide more information on what the sovereign debt investments are and address whether they are “capital preservation instruments” under Rule 3a-8(a)(4).

The Company respectfully informs the Staff that as of June 30, 2020, approximately 4.4% of its overall portfolio consisted of sovereign debt investments. Under Rule 3a-8(a)(4)(i), a company may hold up to 10% of its total assets in securities that are not “capital preservation investments.” Because the Company holds far less than 10% of its total assets in sovereign debt investments, which are the only instruments it holds that may not be “capital preservation instruments,” the Company is not providing an analysis of why those debt investments are “capital preservation instruments.”

2.

We note your representation that you will pass a board resolution pursuant to Rule 3a-8(a)(6)(iv) in July 2020 stating that you are primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities. Please confirm that you understand that you will not be able to rely on Rule 3a-8 until this resolution is adopted.

In response to the Staff’s comment, the Company confirms its understanding that Rule 3a-8 by its terms requires the Company’s Board of Directors to adopt a resolution indicating that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities. The Company respectfully confirms that the Board will consider, and it is anticipated will pass, this resolution at its July 2020 meeting, which is planned for July 29, 2020.

*****

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH &ROSATI
Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Shlomi Ben Haim, JFrog Ltd.

Jacob Shulman, JFrog Ltd.

Eyal Ben David, JFrog Ltd.

Jeffrey J. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP